FAIRFAX FINANCIAL HOLDINGS LIMITED

Corporate Profile
Fairfax Financial Holdings Limited is a financial services holding company whose corporate objective is to build long term shareholder value by achieving a high rate of compound growth in mark-to-market book value per share over the long term. The company has been under present management since September 1985.
Canadian insurance – Northbridge
Northbridge Financial, based in Toronto, provides property and casualty insurance products through its Commonwealth, Federated, Lombard and Markel subsidiaries, primarily in the Canadian market as well as in selected U.S. and international markets. It is one of the largest commercial property and casualty insurers in Canada based on gross premiums written. In 2006, Northbridge’s net premiums written were Cdn$1,148.2 million. At year-end, the company had capital of Cdn$1,164.0 million and there were 1,561 employees.
U.S. insurance – Crum & Forster
Crum & Forster (C&F), based in Morristown, New Jersey, is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiary Seneca Insurance provides property and casualty insurance to small businesses and certain specialty coverages. Since January 1, 2006, the specialty niche property and casualty and accident and health insurance business formerly carried on by Fairmont Insurance is being carried on as the Fairmont Specialty division of C&F. In 2006, C&F’s net premiums written were US$1,196.5 million. At year-end, the company had capital of US$1,214.0 million ($1,093.1 million on a US GAAP basis) and there were 1,345 employees.
Asian insurance – Fairfax Asia
Falcon Insurance, based in Hong Kong, writes property and casualty insurance to niche markets in Hong Kong. In 2006, Falcon’s net premiums written were HK$224.2 million (approximately HK$7.8 = US$1). At year-end, the company had capital and surplus of HK$347.7 million and there were 99 employees.
First Capital, based in Singapore, writes property and casualty insurance primarily to Singapore markets. In 2006, First Capital’s net premiums written were SGD50.4 million (approximately SGD1.6 = US$1). At year-end, the company had capital and surplus of SGD112.6 million and there were 52 employees.
Reinsurance – OdysseyRe
OdysseyRe, based in Stamford, Connecticut, underwrites treaty and facultative reinsurance as well as specialty insurance business, with principal locations in the United States, Toronto, London, Paris, Singapore and Latin America. In 2006, OdysseyRe’s net premiums written were US$2,160.9 million. At year-end, the company had capital of US$2,012.6 million (US$2,083.6 million on a US GAAP basis) and there were 610 employees.
Runoff and Group Re
The U.S. runoff group consists of the company resulting from the December 2002 merger of TIG and International Insurance and the Fairmont legal entities placed in runoff on January 1, 2006. At year-end, the merged company had capital of US$1,375.1 million (statutory capital and surplus of US$683.4 million).

The European runoff group consists of RiverStone Insurance UK and Dublin, Ireland-based nSpire Re. At year-end, this group had combined capital (including amounts related to nSpire Re’s financing of the acquisition of Fairfax’s U.S. insurance and reinsurance companies) of US$1.3 billion.
The Resolution Group (TRG) and the RiverStone Group (run by TRG management) manage the U.S. and the European runoff groups. TRG/ RiverStone has 244 employees in the U.S., located primarily in Manchester, New Hampshire and Dallas, Texas and 102 employees in its offices in the United Kingdom.
Group Re primarily constitutes the participation by CRC (Bermuda), Wentworth (based in Barbados) and nSpire Re in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms as the third party reinsurers. In 2006, its net premiums written were US$314.5 million.
Other
Cunningham Lindsey provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services, through a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. In 2006, revenue totaled Cdn$420.7 million. At year-end, the group had 3,862 employees located in 357 offices.
MFXchange, established in 2002 and based in Parsippany, New Jersey with offices in Toronto, Dallas and Ireland, designs, creates and markets a full range of state of the art technology products and services for the insurance industry, including the insurance, reinsurance and runoff subsidiaries of Fairfax.
Hamblin Watsa Investment Counsel was founded in 1984 and provides investment management to the insurance, reinsurance and runoff subsidiaries of Fairfax.
Notes:

(1)	All companies are wholly owned except for three public companies: 59.2%-owned Northbridge Financial, 59.6%-owned OdysseyRe, and 81.0%-owned Cunningham Lindsey at December 31, 2006.

(2)	The foregoing lists all of Fairfax’s operating subsidiaries. The Fairfax corporate structure (i.e., excluding a 26.0% interest in ICICI Lombard and investments in Hub International and Advent) includes a number of companies, principally investment or intermediate holding companies (including companies located in various jurisdictions outside North America), which are not part of these operating groups. These companies had no insurance, reinsurance, runoff or other operations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

To Our Shareholders:
Our biblical seven lean years are over. 2006 was an excellent year for Fairfax as we earned $227.5 million* after tax or $11.92 per diluted share after a non-cash charge of approximately $413 million after tax on the commutation of our Swiss Re corporate cover. We earned 8.5% on average shareholders’ equity in 2006 (22.8% prior to the charge for the Swiss Re commutation) compared to approximate returns on average equity of 16.9% for the S&P 500 and 17.7% for the S&P/TSX Composite. Book value of $150.16 per basic share was up 9.2% after the Swiss Re commutation and the restatement (more on that later) – book value per share is about 100 times what we began with in 1985, representing a compound growth rate of approximately 24% annually. Our share price increased 38% in 2006 to $198.50 per share – a compound growth rate of 23% annually since inception from $2.38 (Cdn$3.25) about 21 years ago.
The Swiss Re commutation masked the excellent results produced by our subsidiaries in 2006, as shown in the table below.

			Return on
		Net	Average
	Combined	Earnings	Shareholders’
	Ratio	after Tax	Equity
Northbridge	98.0%	147.3	15.3%
Crum & Forster (US GAAP)	90.5%	312.3	30.4%
OdysseyRe (US GAAP)	94.4%	507.9	28.3%
Crum & Forster and OdysseyRe earned record profits as underwriting results, and investment income (including realized gains), were all at record levels. Of course, in 2006 we had no major hurricanes which, in 2005, cost us 14.0 points on the consolidated combined ratio (or $610 million pre-tax).
The table below shows the growth in book value over the past five years (per share for Northbridge and OdysseyRe) adjusted by including distributions to shareholders.

2001 – 2006
Annual Compound
Growth Rate
Northbridge	21.3%
Crum & Forster (US GAAP)	17.5%
OdysseyRe (US GAAP)	18.7%
These are excellent absolute growth rates but also stack up well against the competition – only a few have been able to do better! Note that these results were produced in a very challenging environment, which included the Katrina, Rita and Wilma hurricanes in 2005, the four hurricanes in 2004, and asbestos and other reserve development for 2001 and prior. While many of you might have expected these results at Northbridge and OdysseyRe, you might be surprised at the 17.5% compound growth rate for Crum & Forster. At the end of 2001, Crum & Forster’s US GAAP book value was $720 million. At the end of 2006, it was $1.6 billion after including cumulative distributions to Fairfax. A big thank you to Mark Ram, Nick Antonopoulos and Andy Barnard and their management teams for these outstanding results.

*	Amounts in this letter are in U.S. dollars unless specified otherwise. Numbers in the tables in this letter are in U.S. dollars and $ millions except as otherwise indicated.

Over the past few years, many of you have asked me if we made a mistake in acquiring Crum & Forster and TIG in 1998/1999. I have always said it might be a mistake but it was too soon to tell, as we were only at the end of the third inning in a nine inning ball game. There is no question that the turnaround took longer than expected, that we were understaffed for the challenges in 1998/1999 and that it was a very trying period for all of us, which I never want to repeat. Having said that, Crum & Forster has been turned around, TIG’s reinsurance operations permitted OdysseyRe to become a substantial reinsurer, and we now have very significant, underwriting-focused, disciplined companies in Crum & Forster and OdysseyRe that should continue to benefit our shareholders in the future. The long term continues to be our focus.
A few comments on the Swiss Re commutation and our restatement. At our annual meeting last May, in reply to a question, we discussed the possibility of commuting Swiss Re. We continued to review it, and given that the cover was fully utilized and there was no economic benefit to keeping it in place, we did commute it in August 2006. As we said in our press release, the approximately $585 million cash proceeds from the commutation should result in the European runoff not needing any cash from Fairfax through 2007 and, based on current projections, it is expected that any annual cash support required from Fairfax after 2007 will not be significant in relation to holding company cash. The Swiss Re commutation resulted in an after-tax loss of approximately $413 million under Canadian GAAP (approximately $11 million under US GAAP). Please review page 82 in the MD&A for further details.
As for our restatement, we take very seriously our obligation to provide accurate financial results, so the restatement was embarrassing for us, even though it reflected only honest mistakes, which we identified in our own reviews, involving accounting errors arising primarily in 2001 and prior. The restatement resulted in a decrease in shareholders’ equity as at March 31, 2006 of $235.3 million (of which more than half related to a decrease in the currency translation account), but did not impact our cash flows or the fundamental strength of our business, as our operating and investment performance continued to be strong. Further details regarding the restatement and our remediation process appear beginning on page 125 in the MD&A – suffice it to say that we hope that we will never again repeat this embarrassing mistake.
Turning to runoff, Dennis Gibbs and his team have achieved outstanding results since we put TIG into runoff in 2002. In 2006, as explained on page 84 in the MD&A, Runoff and Other effectively achieved our objective of breaking even. As mentioned earlier, based on current projections, the Swiss Re commutation should result in there being no future year in which European runoff has a requirement for cash from Fairfax which will be significant in relation to holding company cash. Going forward, Group Re will no longer be included in the Runoff segment, but will be reported as a separate unit that primarily uses Wentworth for its opportunistic underwriting (given the insurance cycle, Group Re will likely shrink in the foreseeable future).
We had an excellent year in 2006 on the investment front even while maintaining the protection we have built against the 1 in 50 or 1 in 100 year storm in the financial markets. Total investment income in 2006 (including at the holding company) was $1.5 billion or $86.47 per share. Interest and dividend income from our investment portfolios increased by 60.2% to $746.5 million or $42.03 per share due to higher interest rates and a 13.1% increase in the investment portfolios. Total net realized gains (including realized losses and mark-to-market declines on our S&P 500 hedges and our credit default swaps, as well as other one-time adjustments noted on page 120 in the MD&A) amounted to $789.4 million or $44.44 per share. The total return on our investment portfolios in 2006 (including changes in net unrealized gains) was 8.1% – higher than the 6.5% achieved in 2005 but still below our long term average of 9.3%. The carrying value of our investment portfolios, net of $783.3 million of liabilities for the S&P 500 hedges, increased by 13.1% to $16.8 billion or $948.62 per share.

FAIRFAX FINANCIAL HOLDINGS LIMITED

This is perhaps a great lead-in to our financial objectives going forward. As you know, for 21 years we have had an objective based on the return on shareholders’ equity. Under Canadian GAAP, shareholders’ equity (book value) was not impacted by unrealized gains or losses, but commencing in 2007 Canadian GAAP has introduced mark-to-market accounting in determining shareholders’ equity (this is already the case under US GAAP). This change, together with our belated recognition of the significant favourable impact of compounding on investments held over the long term, has resulted in our focusing in the future on a 15% per annum compound growth in mark-to-market book value per share over the long term. This means that annual return on shareholders’ equity may be penalized even if book value per share compounds at 15% because we may not be harvesting our unrealized gains. As stock prices fluctuate in the short term and only reflect underlying intrinsic values over time, our results by definition have to be measured over long periods of time.
I wanted to highlight two valuable assets that you may not have focused on since they are small.

1.	Seneca (a wholly owned subsidiary of Crum & Forster)

Led by Doug Libby, the results of this company over the last 15 years have been nothing short of spectacular. We purchased Seneca in 2000 for $65 million, a modest premium to underlying book value of $59 million, with no protection for reserve development. Since our purchase, the company has had an average combined ratio of 86.8%, there have been net reserve redundancies of $36.9 million and US GAAP book value (excluding goodwill relating to the purchase) has compounded by 16.0% annually to $152.0 million after including cumulative dividends paid. The long term track record is even more impressive. When Doug took over Seneca in 1989, it was basically bankrupt. It took three years to get the combined ratio down to 103.1% from more than 125% and since then, Seneca has rarely had a combined ratio over 100%. Over the 1993-2006 time period, its combined ratio averaged 92.0% and net premiums written grew from $14.2 million to $111.6 million. When we purchased Seneca, Bruce Esselborn and Nick Antonopoulos, who had previously been on the board of Seneca for five years, said that Doug was one of the few people to whom they would trust their wallet. Rightly so!

2.	Fairfax Asia

(a)	Falcon

We began this in 1998 with Kenneth Kwok at the helm, establishing our insurance operations in Asia. Kenneth has taken Falcon from a standing start to an established insurance operation in Hong Kong. In the last five years, Falcon has had an average combined ratio of approximately 100%.

(b)	First Capital

In 2002, Fairfax purchased First Capital Insurance Limited in Singapore. In January 2003, Fairfax purchased Winterthur Insurance’s Singapore operations and subsequently transferred those assets and liabilities to First Capital at the end of 2003. Mr. Athappan began managing the business in 2002 through a management contract with India International and then joined us in 2006. The record has simply been outstanding. In the five years ended 2006, the combined ratio has averaged 72.5% and book value has doubled to $69.4 million. With over $100 million in gross premiums written in 2006, First Capital is one of the top insurance companies in Singapore.

(c)	ICICI Lombard

This joint venture in a general insurance company in India has been a home run for us. First discussed in our 2000 annual report, this joint venture was a huge Fairfax-wide team effort led by Chandran Ratnaswami and Sam Chan from Fairfax, Byron Messier, Rick Patina and Kim Tan from Lombard, and Jim Dowd and Jim Migliorini from OdysseyRe, and involved the participation of many, many others. From a standing start in 2000, ICICI Lombard, under Sandeep Bakhshi’s leadership, has become the largest private general insurance company in India with a 12.5% market share. It has built a huge infrastructure that includes 220 offices and 5,000 employees, has 4.5 million customers and is expected to write approximately $700 million in gross premiums for the year ending March 2007. In spite of the buildup of infrastructure, the outlays for which have been expensed immediately, ICICI Lombard has averaged a combined ratio of 96% over the time period (97% in 2006) under Indian GAAP, which uses expenses compared to net premiums written (rather than net premiums earned) in calculating the expense ratio. We are very excited about the prospects for this company. Unfortunately, we are currently restricted to a 26% ownership level by Indian government mandate.

ICICI Bank, a hugely successful bank in India led by K.V. Kamath, has been a dream partner for us. We look forward to a very long relationship with the Bank.
Please see pages 124 and 125 in the MD&A for a description of the status of the investigation pursuant to which Fairfax has received subpoenas from the SEC and the lawsuits seeking class action status filed against Fairfax in 2006.
The Insurance Cycle
The hard market, which began after September 11, 2001 and was prolonged by Katrina, is now definitely on the downswing. Price decreases across the industry are common even though price adequacy (i.e., prices in relation to exposure) continues to be acceptable. However, you should be prepared to see our top line shrink as we lose business to competitors at significant discounts to our prices. The mandate for our presidents is very clear: do not write business at inadequate prices. The downside of this cycle may be mitigated by low interest rates and reinsurer discipline; however, our industry’s past record in exercising price discipline leaves much to be desired!
Insurance and Reinsurance Operations

	Combined Ratio			Net Premiums
	Year Ended December 31			Written
				% change in
	2006	2005	2004	2006
Northbridge	98.0%	92.9%	87.7%	3.4%
Crum & Forster	92.3%	100.9%	105.4%	16.6%
Fairfax Asia	78.4%	93.0%	91.9%	30.1%
OdysseyRe	96.5%	117.5%	97.0%	(6.2%)

Consolidated	95.5%	107.7%	96.9%	1.5%
This table shows you that each of our operating companies had excellent combined ratios in 2006, reflecting in the main the absence of KRW-type hurricane losses (which cost us 14.0 combined ratio points in 2005) and also the dramatic hardening in the hurricane-exposed property markets of Florida and the Gulf Coast. It is very likely that our premium base has peaked in 2006 and that it will decrease in 2007 as the insurance market continues to soften.

FAIRFAX FINANCIAL HOLDINGS LIMITED

There was significant capital raised after the hurricanes in 2005, and given a “good” year in 2006 and a significant increase in homeowner exposures being underwritten by the Florida state government, if history is any guide, pricing in the industry should be on the downswing. All our companies are disciplined and focused on underwriting profitability, and their mandate is to let premiums go at rates below price adequacy. Northbridge’s combined ratio in 2006 was impacted by $91.3 million or 8.9 points of development from the KRW hurricanes. Crum & Forster had an outstanding year with a combined ratio of 92.3% reflecting significant reserve redundancies. Although small, Fairfax Asia (not including ICICI Lombard, which is equity accounted) had an excellent year with a combined ratio of 78.4% and 30% growth, mainly because of First Capital’s outstanding performance. OdysseyRe’s excellent underwriting results were after absorbing $185.4 million or 8.3 points of net adverse reserve development from the soft market years of 1997 - 2001.
Statutory capital for all three of our major companies increased significantly in 2006. As shown in the table below, they are all very well capitalized.

				Net
				Premiums/
	Net Premiums	Statutory		Statutory
	Written	Surplus		Surplus
Northbridge	1,012.3	1,000.3	(1)	1.0
Crum & Forster	1,196.5	1,406.8		0.9
OdysseyRe	2,160.9	2,501.6		0.9

(1)	Canadian GAAP shareholders’ equity
We have updated the float table for our operating companies that we showed you last year.

				Average
				long
				term
				Canada
			Benefit	treasury
	Underwriting	Average	(Cost)	bond
Year	profit (loss)	float	of float	yield
1986	2.5	21.6	11.6%	9.6%
through
2002	(31.9)	4,402.0	(0.7%)	5.7%
2003	95.1	4,443.2	2.1%	5.4%
2004	134.8	5,371.4	2.5%	5.2%
2005	(333.9)	6,615.7	(5.0%)	4.4%
2006	198.2	7,533.4	2.6%	4.3%
Weighted average since inception			(3.5%)	5.5%
Fairfax weighted average financing differential since inception: 2.0%
Float is the sum of loss reserves, including loss adjustment expense reserves, and unearned premium reserves, less accounts receivable, reinsurance recoverables and deferred premium acquisition costs. As the table shows, the average float from our operating companies increased 13.9% in 2006 at no cost (in fact, we were paid 2.6% on the float in 2006!). Our long term goal is to increase the float at no cost to our shareholders. This, combined with our ability to invest the float well over the long term, is why we could achieve our objective of a 15% per annum compounding of book value per share over time. The table below shows you the breakdown of our total year-end float for the past five years.

					Total
					Insurance
	Canadian	U.S.	Asian		and
	Insurance	Insurance	Insurance	Reinsurance	Reinsurance	Runoff	Total
2002	811.7	1,552.6	59.2	1,770.2	4,193.7	1,781.8	5,975.5
2003	1,021.1	1,546.9	88.0	2,036.7	4,692.7	1,905.4	6,598.1
2004	1,404.2	1,657.1	119.7	2,869.0	6,050.0	1,371.0	7,421.0
2005	1,461.8	1,884.9	120.2	3,714.4	7,181.3	1,575.3	8,756.6
2006	1,586.0	1,853.8	85.4	4,360.2	7,885.4	2,633.4	10,518.8
In 2006, the Canadian insurance float increased by 8.5%, the U.S. insurance float decreased by 1.6%, the Asian insurance float decreased by 29.0% (largely due to an increase in reinsurance recoverables) and the reinsurance float increased by 17.4%, all at no cost. The runoff float increased by 67.2% due primarily to the Swiss Re commutation and, on a total basis, our float increased by 20.1% to $10.5 billion at year-end 2006. Total float for Fairfax is up 81% over the past five years.
We are particularly pleased with the strengthening of our balance sheet and our reduction of financial risk that took place since the beginning of 2006. In this regard, we have done the following:

1.	We commuted the Swiss Re cover, thus alleviating concerns that European runoff would be a material cash drain on Fairfax in future years. European runoff should now not need cash from Fairfax in 2007, and after 2007, based on current projections, any annual cash requirements for European runoff should not be significant in relation to Fairfax’s holding company cash. The commutation also eliminated the funds withheld interest expense and other fees and expenses of approximately $45 million annually. The commutation contributed meaningfully to the dramatic declines in reinsurance recoverables and funds withheld on our balance sheet. Our goal of simplification and transparency has also been enhanced by this commutation.

2.	With the approval of the California Department of Insurance, TIG is dividending out our $122.5 million note owing to it and we will cancel that note. Annual cash interest savings on the note for the holding company will amount to approximately $9 million.

3.	With the U.S. tax loss carryforwards almost eliminated by the end of August 2006 (only $118.7 million as of December 31, 2006), we deconsolidated OdysseyRe from the U.S. tax group and subsequently in December reduced our interest in OdysseyRe from approximately 80% to approximately 60% through the sale of 10.165 million shares at $34.60 per share. Net cash proceeds were approximately $338 million.

4.	We reduced holding company debt by $210.1 million in 2006 and by $60.4 million in early 2007, and we have no significant debt maturities prior to 2012.

5.	We ended the year with a record $767.4 million in cash, short term investments and marketable securities at the holding company level, which provides us with excellent protection against the unexpected.
As in the past few years, we have included segmented income statements and balance sheets in the MD&A beginning on page 62. As you will note, Fairfax’s total capital of $6.5 billion is invested approximately 15% in Northbridge, 23% in Crum & Forster, 3% in Fairfax Asia and 39% in OdysseyRe, for a total of 80% in our insurance and reinsurance operations (vs. 75% in 2005). The remaining 20% is mainly in our Runoff operations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The table below shows the sources of our net earnings with Cunningham Lindsey equity accounted. This table, like various others in this letter, is set out in a format which we have consistently used and we believe assists you in understanding Fairfax.

	2006	2005
Underwriting
Insurance – Canada (Northbridge)	20.5	68.2
– U.S.(Crum & Forster)	86.2	(9.1)
– Asia (Fairfax Asia)	14.5	4.8
Reinsurance (OdysseyRe)	77.0	(397.8)

Underwriting income (loss)	198.2	(333.9)
Interest and dividends	559.0	345.4

Operating income	757.2	11.5
Realized gains	683.7	324.1
Runoff and Other	(321.8)	(618.4)
Claims adjusting (Fairfax portion)	–	5.4
Interest expense	(195.7)	(184.6)
Corporate overhead and other	(47.2)	(8.4)

Pre-tax income (loss)	876.2	(470.4)
Income taxes	(483.2)	68.9
Non-controlling interests	(165.5)	(45.1)

Net earnings (loss)	227.5	(446.6)

The table shows the results from our insurance and reinsurance (underwriting and interest and dividends), Runoff and Other, and non-insurance operations. Runoff and Other operations include the U.S. runoff group, the European runoff group and our participation in our subsidiaries’ third party reinsurance programs and in selected third party reinsurance (referred to as “Group Re”). Claims adjusting shows our equity-accounted share of Cunningham Lindsey’s after-tax results. Also shown separately are net realized gains other than at Runoff and Other, so that you can better understand our earnings from our insurance and reinsurance operations. Underwriting income increased to record levels in 2006 – we have never before made $198 million in underwriting profit. With increased investment income (up 62%) from higher interest rates and larger investment portfolios, operating income increased to a record $757.2 million. This is in spite of not reaching for yield!
Net realized gains other than at Runoff and Other increased significantly in 2006 to $683.7 million from $324.1 million in 2005. Runoff and Other lost $321.8 million due to the Swiss Re commutation which cost $412.6 million. Excluding that commutation from Runoff and Other results, and otherwise as explained on page 84 in the MD&A, Runoff and Other effectively achieved our objective of breaking even for the year.
Reserving
Our companies are all reserved well. We think that our reserving is the strongest it has been in recent years, and we continue to work towards all of our operating companies achieving the Northbridge “gold standard” – Northbridge has had an annual weighted average net reserve redundancy of 2.8% for the last ten accident years. Please see Provision for Claims beginning on page 90 in the MD&A for more details on our reserves.
As we said last year, 2001 and prior reserves are declining – they are now only 19% of our operating company reserves. Due to the commutation of Swiss Re, runoff reserves as a percentage of total net reserves increased a little to 29% at the end of 2006 from 26% at the end of 2005.

Financial Position

	2006	2005
Cash, short term investments and marketable securities	767.4	559.0

Holding company debt	1,202.6	1,365.3
Subsidiary debt	981.3	933.2
Purchase consideration payable	179.2	192.1
Trust preferred securities of subsidiaries	17.9	52.4

Total debt	2,381.0	2,543.0

Net debt	1,613.6	1,984.0
Common shareholders’ equity	2,720.3	2,507.6
Preferred equity	136.6	136.6
Non-controlling interests	1,292.9	751.4

Total equity and non-controlling interests	4,149.8	3,395.6
Net debt/equity and non-controlling interests	38.9%	58.4%
Net debt/net total capital	28.0%	36.9%
Total debt/total capital	36.5%	42.8%
Interest coverage	5.2x	N/A
During 2006, as discussed earlier, cash, short term investments and marketable securities in the holding company increased to record levels. Total holding company debt decreased by $210 million, comprised of reductions in holding company debt ($163 million), trust preferreds ($34 million) and purchase consideration payable ($13 million). Subsidiary debt increased by $48 million due to increased net debt at OdysseyRe ($44 million) and Cunningham Lindsey ($4 million).
Net debt decreased significantly to $1,613.6 million from $1,984.0 million, and our leverage ratios also dropped significantly. We expect this trend to continue. Given the high level of cash in the holding company, the previously discussed anticipated significant reduction in European runoff’s cash requirements and the fact that Northbridge and OdysseyRe, as public companies have their own access to capital, our financial strength and flexibility have again increased significantly in 2006.
Investments
The table below shows the time-weighted returns (excluding hedging) achieved by Hamblin Watsa Investment Counsel (Fairfax’s wholly-owned investment manager) on stocks and bonds managed by it during the past 15 years for our insurance and reinsurance companies, compared to the benchmark index in each case.

	5 Years	10 Years	15 Years
Common stocks	24.6%	17.7%	17.2%
S&P 500	6.2%	8.4%	10.6%
Bonds	11.6%	9.0%	9.1%
Merrill Lynch U.S. corporate (1-10 year) index	5.5%	6.5%	6.7%
2006 was another very good year for Hamblin Watsa’s investment results. In spite of our caution about the U.S. markets, our long term results continue to be excellent. These results are due to the outstanding investment management team that we have at Hamblin Watsa, led by Roger Lace, Brian Bradstreet, Chandran Ratnaswami and Sam Mitchell. With the benefit of hindsight, we should have had more in common stocks with no hedge! Unfortunately, we

FAIRFAX FINANCIAL HOLDINGS LIMITED

continue to be very concerned about the U.S. economic environment and the U.S. financial markets.
We have highlighted those concerns for you for many years. Last year, we highlighted all the risks we saw in the U.S. They have not changed and are as prevalent as they were a year ago. As we said, the many and varied risks “emanate from the fact that we have had the longest economic recovery with the shortest recession in living memory.” We continued, “We see all the signs of a bubble in the housing market.” Currently, we are seeing a reversal of the speculation in the housing market, particularly in the sub-prime segment. As the inventory of unsold homes has risen to record levels, house prices have come down and many originators of sub-prime mortgage loans have gone bankrupt. One mortgage originator, reflecting on his company’s bankruptcy, said “The market is paying me to do a no-income-verification loan more than it is paying me to do the full documentation loans. What would you do?” We feel the reversal of the U.S. housing markets has just begun and has a long way to go. In spite of spectacular growth in China and India, both economies together account for only 7% of world GDP vs. 20% for the U.S. consumer sector. We have learnt that when markets are optimistic and not focusing on the downside, that is the time to be cautious. As Warren Buffett has said, “you pay a high price for a cheery consensus.”
In 2006, pretty well every stock market in the world had a high double-digit return. Private equity firms appear to be buying companies at almost any size and price. If stock markets do not go higher in the next five years, the planned exit for private equity firms, particularly after those firms’ very large fees, may not be there to provide the firms’ institutional investors with an acceptable return.
The markets are very tuned to inflation and react immediately at even a small whiff of it. However, as our friends from Hoisington Investment Management have said, since the fall of the Berlin Wall in 1989, most of the world has become free and joined the world capitalistic system to one degree or another. China, India, Russia and Latin America now provide huge worldwide capacity for any commodity or product. Given this significant production capacity, inflation is unlikely to be the problem the world faces. It seems to us that we need to keep a watch on the opposite side of the scale – deflation. Still early, but probably worth keeping an eye on it.
Finally, we continue to worry about the unprecedented issuance of collateralized bonds, mortgages and loans (we hold none!). The assumption in the marketplace is that “structure” will eliminate or significantly reduce all risks. So a portfolio of 100% non-investment grade bonds, sub-prime mortgages or non-investment grade corporate loans, by sophisticated structuring, can transform into securities of which 80% or more are rated A or above. This has resulted in thousands of collateralized bond issues being rated AAA while fewer than 10 corporations in the U.S. are AAA! We see an explosion coming but unfortunately cannot predict when. As Grant’s Interest Rate Observer said in its December 15, 2006 issue, “Blame for the distress at the fringes of subprime, we judge, cannot be laid at the feet of the U.S. economy. It should, rather, attach to the lenders and borrowers who piled debt on debt until the edifice sways even in a dead calm.”
Our concerns about the U.S. financial markets are why we continue to protect our shareholders from a 1 in 50 or 1 in 100 year event. With about half our equity exposure hedged against the S&P 500 (there are some basis risks as our stock positions are worldwide), our investment of $276 million in credit default swaps (with a notional value of $13.1 billion), and approximately 78% of our investment portfolios consisting of government bonds and cash, we feel that we have effectively protected our investment portfolios from a potential (though low probability) financial market disaster.
Last year, we gave you a treatise on credit default swaps. In 2006, as spreads narrowed even further, we lost $87.1 million on these swaps! Since our original purchase, we have lost 74% of our original investment of $276 million. Fortunately, these losses are predominantly only on a mark-to-market basis. On average, we still have four years left on the swaps. As this goes to press, spreads have begun to widen considerably and we have recouped some of our mark-to-market losses. Also, we continued to maintain our S&P 500 hedges in 2006. Those hedges cost us $159.0 million in 2006, and $296.0 million cumulatively since 2004. However, if not for those hedges, we would not feel comfortable having approximately $2.3 billion in equities. Some of you have wondered – sometimes loudly – why we bother with these hedges and credit default swaps. Besides our comfort in having this protection, we continue to think that this insurance policy may pay dividends – perhaps sooner than you think!
In spite of the headwind from S&P 500 hedges and credit default swaps, our investments had a tremendous year in 2006. Gross realized gains in 2006 (excluding the realized gain of $69.7 million on the OdysseyRe secondary offering) totaled $1,093.3 million. After realized losses of $289.9 million (including $251.0 million of losses, including mark-to-market adjustments recorded as realized losses, related to the company’s economic hedges against a decline in the equity markets and other derivatives in the company’s investment portfolio, primarily credit default swaps and bond warrants), provisions of $37.8 million, and other one-time adjustments noted on page 120 in the MD&A, net realized gains were $789.4 million. Net gains from fixed income securities were $207.7 million (after $92.0 million of mark-to-market losses on credit default swaps and bond warrants), while net gains from common stocks and other derivatives were $509.2 million (after $159.0 million of mark-to-market losses on our equity hedges).
The principal contributors to bond realized gains were Level 3 ($121 million, a gain of 26%) and Calpine ($46 million, a gain of 34%), and the principal contributors to common stock gains were ICICI Bank ($283 million, a gain of 204%), Zenith National ($137 million, a gain of 243%), Hindustan Lever ($72 million, a gain of 50%), Merck ($65 million, a gain of 18%), DirectTV ($44 million, a gain of 46%) and GSW ($19 million, a gain of 552%). Our total gains from the sale of the Zenith National shares which we purchased in 1998 were $339 million, due to the tremendous performance of Stanley Zax, Zenith’s long-serving CEO. Our cumulative net gains from investing in India now total over $500 million, and from investing outside North America and Europe (including India), over $1 billion. Chandran Ratnaswami has taken a leadership role in these investments since he joined us in 1995 and you can see why we are very happy he did!
Our net unrealized gains (losses) by asset class at year-end were as follows:

	2006	2005
Bonds	(132.6)	(89.0)
Preferred stocks	3.2	0.8
Common stocks	229.7	431.1
Strategic investments*	208.9	214.7
Real estate	1.4	0.8

	310.6	558.4

*	Hub International, ICICI Lombard and Advent and, in 2005, Zenith National
In spite of our generally cautious views on stock markets, we do own some common stocks that fit our long term value-oriented philosophy. Here are our common stock investments broken

FAIRFAX FINANCIAL HOLDINGS LIMITED

down by country. As mentioned earlier, approximately 55% of our common stock position (at market value) is protected through equity hedges.

	Carrying Value	Market Value
United States	1,106.5	1,167.2
Canada	496.2	595.1
Other	484.6	554.7

	2,087.3	2,317.0

Miscellaneous
For several years we have paid a nominal annual dividend between $1 to $2 per share. This year, we paid $2.75 per share, partly as a sign of confidence in the future resulting from positive developments in 2006, and partly to reflect a minor change in our dividend policy. Under this policy, we will review the circumstances prevailing at the end of each year and determine whether those circumstances warrant an extra dividend payment beyond the nominal $1 to $2 per share. Our dividend continues to be modest as a percentage of book value.
One major strength that we have at Fairfax is a small group of hardworking, team-oriented officers who work together with no ego. Going forward, we have reorganized the group a little more formally. Brad Martin has become our Chief Operating Officer, responsible for monitoring all our operations; all the financial functions report to Greg Taylor, our Chief Financial Officer; and all the actuarial functions report to Jean Cloutier, our Chief Actuary. Peter Clarke is now our Chief Risk Officer, David Bonham is our Vice President, Financial Reporting and Paul Rivett, in addition to being a Fairfax officer, has become the Chief Operating Officer of Hamblin Watsa Investment Counsel. He, by the way, is responsible for leading our efforts on our lawsuit against certain hedge funds and others (more on that below). Rick Salsberg, who best embodies the qualities of a Fairfax officer, continues as our consigliere. Our officer group, which has been responsible for our past success and will definitely be the reason for our future success, is what makes Fairfax so special.
In July 2006, we filed a lawsuit against certain hedge funds and others. As I have said previously, we have absolutely no problem with short selling or short sellers generally. Short selling can be a valid and appropriate component of an investment or hedging strategy. In fact, we currently have short positions in our portfolio. However, using manipulation and intimidation, as we have alleged, for profit or otherwise, should never be tolerated. This is only the second lawsuit that we have commenced in our 21 years. You may remember that in the first one we alleged illegal market manipulation in the insurance business in London, England, and that we pursued that case to the end and won a total victory.
We are very pleased to welcome Bob Gunn and David Johnston to our Board of Directors. Bob served as the CEO and COO of Royal & SunAlliance plc in London, England, and before that had been the President and CEO of Royal & SunAlliance Canada for more than ten years. David has been the President and Vice-Chancellor of the University of Waterloo since 1999, and earlier had been the Principal and Vice-Chancellor of McGill University for about 15 years. We also want to thank Frank Bennett for his strong support of our company, and we wish him well as he retires from our Board.
We will very much look forward to seeing you at the annual meeting in Toronto at 9:30 a.m. on Wednesday, April 18, 2007 in the Glenn Gould Studio at the Canadian Broadcasting Centre, 250 Front Street West.

I want to again highlight our website for you (www.fairfax.ca) and remind you that all of our annual reports since 1985 are available there, as well as our corporate governance documentation and links to the informative websites of our various operating companies. Our press releases and published financial statements are posted to our website immediately upon issuance.
I would like to thank the Board and the management and employees of all our companies for their outstanding efforts during 2006. We look forward to continuing to build shareholder value for you over the long term.
March 9, 2007
V. Prem Watsa
Chairman and Chief Executive Officer

APPENDIX A
GUIDING PRINCIPLES FOR FAIRFAX FINANCIAL HOLDINGS LIMITED
OBJECTIVES:

1)	We expect to compound our mark-to-market book value per share over the long term by 15% annually by running Fairfax and its subsidiaries for the long term benefit of customers, employees and shareholders – at the expense of short term profits if necessary.
     Our focus is long term growth in book value per share and not quarterly earnings. We plan to grow through internal means as well as through friendly acquisitions.

2)	We always want to be soundly financed.

3)	We provide complete disclosure annually to our shareholders.
STRUCTURE:

1)	Our companies are decentralized and run by the presidents except for performance evaluation, succession planning, acquisitions and financing which are done by or with Fairfax. Cooperation among companies is encouraged to the benefit of Fairfax in total.

2)	Complete and open communication between Fairfax and subsidiaries is an essential requirement at Fairfax.

3)	Share ownership and large incentives are encouraged across the Group.

4)	Fairfax will always be a very small holding company and not an operating company.
VALUES:

1)	Honesty and integrity are essential in all our relationships and will never be compromised.

2)	We are results oriented – not political.

3)	We are team players – no “egos”. A confrontational style is not appropriate. We value loyalty – to Fairfax and our colleagues.

4)	We are hard working but not at the expense of our families.

5)	We always look at opportunities but emphasize downside protection and look for ways to minimize loss of capital.

6)	We are entrepreneurial. We encourage calculated risk taking. It is all right to fail but we should learn from our mistakes.

7)	We will never bet the company on any project or acquisition.

8)	We believe in having fun – at work!